LEASE AGREEMENT
WITH OPTION TO PURCHASE

This Lease Agreement with Option to Purchase ("*Agreement*") is made as of the ___ day of December, 2017 (the "*Effective Date*") between **Stephen Gyorvary,** acting as authorized agent for Daniel Gyorvary pursuant to the Authority to Act as Agent dated August 19, 2003 by Daniel Gyorvary, and as President of Gyorvary Mining Company, Inc., whose address is 400 South 1st St., #29, Lander, Wyoming 82520 (hereinafter collectively called "**Gyorvary**"), and Lander Gold Mines, Inc., a Private Wyoming Corp. (hereinafter called "**LGM**"), and a wholly owned subsidiary of Mineral Mountain Mining & Milling Company.

1. **Purpose.**

The ***Purpose*** of this ***Agreement*** is to afford **LGM** the reasonable opportunity to enter onto certain U.S. Federal mining claims and Patents ("***Claims***") owned or controlled by **Gyorvary** and located in the State of Wyoming, all as more particularly identified on Exhibit A, to explore the same and, if warranted, to mine valuable minerals found thereon. The area within five (5) miles of the outer perimeter of the ***Claims***, as described in Exhibit A, shall be the "***Area of Interest.***" All interests that **LGM** or **Gyorvary** possesses or acquires, during the ***Term*** of this ***Agreement*** within the ***Area of Interest*** pursuant to the terms of section 5(d) hereof, together with the ***Claims***, shall be the ***"Subject Property***".

a) This ***Agreement*** consists of two parts: the ***Lease*** and the ***Option to Purchase***. As hereinafter provided, the ***Option to Purchase*** may be exercised without pre-payment penalty at any time before the seventh anniversary of the ***Effective Date*** of this ***Agreement***, by the tender to **Gyorvary** of the ***Purchase Price***.

b) Until such time as the ***Option to Purchase*** is exercised, this ***Agreement*** shall be deemed a lease, and all payments made hereunder, other than payments made to maintain the ***Option to Purchase*** made in accordance with Section 9(a) of this ***Agreement***, shall be deemed rental payments. Rental payments made under this ***Agreement*** shall not be credited toward the ***Purchase Price*** if the ***Option to Purchase*** is exercised.

2. **Term.** The ***Term*** of this ***Agreement*** shall be for seven (7) years, and the lease provided for herein, if the ***Option to Purchase*** is not exercised, shall be for so long thereafter as royalties are payable to **Gyorvary** hereunder in respect of the ***Subject Property***; provided, however, **LGM** may terminate this ***Agreement*** at any time by tendering the interests it holds in the ***Subject Property*** to **Gyorvary** on the terms and conditions hereinafter set forth.

3. **Representations.**

a) **LGM** represents to **Gyorvary** that:

i) It is a corporation duly incorporated and in good standing in its place of incorporation and qualified to do business in the State of Wyoming;

ii) All corporate and other actions required to enter into and perform this ***Agreement*** have been properly taken;

iii) It is not in breach or violation of any other agreement or obligation by entering into or performing this ***Agreement*** or any transaction contemplated by this ***Agreement***;

iv) This ***Agreement*** has been duly executed and delivered; and

v) This ***Agreement*** is a legal, valid and binding obligation enforceable in accordance with its terms;

vi) It has no knowledge of any suits, actions, prosecutions, investigations or proceedings, actual, pending or threatened, that relate to or would have an adverse effect on the ***Claims***.

b) **Gyorvary** represents and warrants that as of the ***Effective Date***:

i) To the best of their knowledge they are in exclusive possession of, and are the recorded and beneficial owner of, a 100% interest in and has good and marketable title to the ***Claims*** and all rights to the ***LGM Products*** thereon or therein, free and clear of all mortgages, liens, charges, pledges, security interests, prior claims or adverse claims whatsoever; the ***Claims*** have been properly located and monumented; location and any required validation work has been properly performed; location notices and certificates have been properly and timely recorded or filed; all filings required to maintain the ***Claims*** in good standing, including evidence of location and assessment work, or the equivalent thereof, under applicable law have been properly made; all assessment work required to hold the ***Claims*** has been properly performed (or deferred or excused) through the assessment year ending at noon September 1, 2018; and all required affidavits of assessment work have been properly and timely filed.

ii) The ***Claims*** are not subject to any royalties other than royalties payable to **Gyorvary**.

iii) All payments to the Federal and State Government that are required to be paid to hold the ***Claims*** in good standing through noon September 1, 2018 have been paid in a timely manner and any documents that are required to evidence the foregoing have been properly and timely recorded in the appropriate offices. They are not in breach or violation of any other agreement or obligation by entering into or performing this ***Agreement*** or any transaction contemplated by this ***Agreement***;

iv) This ***Agreement*** has been duly executed and delivered;

v) This ***Agreement*** is a legal, valid and binding obligation enforceable in accordance with its terms;

vi) They have no knowledge of any suits, actions, prosecutions, investigations or proceedings, actual, pending or threatened, that relate to or would have an adverse effect on the ***Claims***;

vii) They have no knowledge regarding third party interests or claims of interest in the ***Claims***;

viii) They have no knowledge of any toxic or hazardous substances (other than naturally occurring) on, in, or under the ***Claims***;

ix) They have no notice or knowledge of any release or discharge of any toxic or hazardous substance (other than naturally occurring) from the ***Claims*** at any time or times;

x) They have no notice or knowledge of any investigation or proceeding by any federal, state or local government or agency thereof that might lead to the listing of any lands comprising the ***Claims*** under any law or regulation dealing with the control of toxic or hazardous materials;

xi) They have no knowledge of any conditions existing on or in respect of the ***Claims*** which could give rise to a remediation order or otherwise subject either Party to liability for cleanup or remediation of the environment or for damage to natural resources; and

xii) All of their activities on or in relation to the ***Claims*** have been and will be carried out in compliance with all applicable laws, regulations and permits, including those intended to protect the environment.

c) A breach of any one or more of the representations and warranties in this ***Agreement*** may be waived by the Party in whose favor they are given in whole or in part at any time without prejudice to that Party's rights in respect of any other breach of the same or any other representation or warranty.

d) The representations and warranties set forth in this Section shall survive the termination of this ***Agreement***.

4. **Indemnification.**

a) Each Party hereto shall defend, indemnify, and hold the other, its directors, officers, employees and agents and those of its ***Affiliate***s harmless from all costs, liability, loss, damage, claim, expense or contribution, including reasonable attorneys' fees, arising out of or related to any breach of any representation contained in this ***Agreement***; provided, however, that **LGM** shall not have any liability or obligation of any kind to the other for the reclamation or remediation of any environmental or other condition on or relating to the ***Subject Property*** arising from or related to any exploration, mining activities or other activity or use of the ***Subject Property*** prior to the ***Effective Date***.

b) **LGM** shall assume all risk of loss, death, or injury to property or person, which may arise out of or in connection with any accident that may occur on the ***Subject Property*** after the ***Effective Date***. **LGM** shall indemnify, defend and save harmless **Gyorvary**, their employees and agents:

i) From all claims, demands, suits, judgments, costs, and expenses on account of any loss or injury, except to the extent that such loss or injury was caused by

the negligent conduct of **Gyorvary**, their agents, representatives or employees or are the result of **Gyorvary's**, their agents', representatives' or employees' operations, actions or omissions on the ***Subject Property***; and

ii) From any liability arising from requirements, levies or fines of any type by any local, state or federal governmental bodies which are incurred by **LGM** as a result of **LGM's** operations, actions or omissions on the ***Subject Property***, including any violation by **LGM** of applicable provisions of federal, state or local law intended to protect the environment.

c) **Gyorvary** shall indemnify, defend and save harmless **LGM**, its directors, officers, employees and agents, and those of its ***Affiliates***, from all claims, demands, suits, judgments, costs and expenses on account of any loss or injury to the extent that such loss or injury was caused by the negligent conduct of **Gyorvary**, their agents, representatives or employees, or are the result of **Gyorvary's**, their agents', representatives' or employees' operations, actions or omissions on the ***Subject Property***.

d) "***Affiliate***" shall mean any person, partnership, joint venture, corporation or other form of enterprise that directly or indirectly controls, or is controlled by, or is under common control with, a Party to this ***Agreement.*** For the purposes of this paragraph, "control" shall mean possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

5. **Grant.**

a) In accordance with the provisions of Section 11 of this ***Agreement***, **Gyorvary** shall grant, transfer, assign, quitclaim and convey to **LGM** all of their rights, title and interest in and to the ***Subject Property***, including but not limited to the federal lode and State of Wyoming mining ***Claims,*** by executing and delivering to **LGM** a fully effective deed together with any other documents, deeds, instruments or declarations required to fully vest title in the ***Subject Property*** in **LGM**, subject to the terms and conditions set forth in this ***Agreement***.

b) **Gyorvary** will cooperate fully with **LGM** in obtaining such assurances or other accommodations from third parties to confirm the validity of the title conveyed by **Gyorvary** to **LGM** under this ***Agreement*** as **LGM** may from time-to-time request.

c) If the interests acquired by **LGM** from **Gyorvary** pursuant to the foregoing grant shall be less than one hundred percent (100%) of the right, title and interest thereto, other than as a result, in whole or in part, directly or indirectly, of any act or omission by **Gyorvary** then all i) obligations, ii) payment obligations and iii) NSR royalty payments to **Gyorvary** shall be reduced proportionately based upon the proportion which the interest actually acquired bears to a one hundred percent (100%) interest; provided, however, in such case, **Gyorvary** may acquire any such deficiency or any portion thereof and convey it to **LGM**, and thereby re-establish up to its one hundred percent (100%) interest in the ***Claims*** on such terms and conditions as the Parties may agree.

d) Either Party hereto may acquire additional rights or interests within of the ***Area of Interest*** during the ***Term*** of this ***Agreement***, in which case:

i) The acquiring Party shall promptly notify the other Party;

ii) Such rights or interests shall automatically become part of the ***Subject Property*** for all purposes of this ***Agreement***; and

iii) Each Party shall sign, acknowledge and deliver to the other an amendment to this ***Agreement*** and to any memorandum of this ***Agreement*** so as to include such right or interest as part of the ***Subject Property***.

e) Following execution of this ***Agreement***, **Gyorvary** shall provide **LGM** with a copy of all documents, data, and information in their possession or control related to title to the ***Subject Property*** and any engineering, analytical, geologic and factual data, including exploration, assay results, sampling, testing or drilling hole log results and drill hole locations conducted thereon.

f) None of **LGM's** i) execution of this ***Agreement***, ii) failure to disapprove of **Gyorvary's** title, nor iii) recordation of the deed shall constitute an admission of or estoppel against **LGM** with respect to the validity of **Gyorvary's** title to all or any part of the ***Claims***.

6. <u>**Right to Mine Pending Exercise of Option to Purchase.**</u>

a) **Gyorvary** hereby further grants **LGM**

i) the exclusive, complete and unrestricted right to enter, occupy, use, prospect, drill, sample, tunnel, evaluate, and control the ***Subject Property*** in accordance with the ***Purpose*** of this ***Agreement***, together with the right to explore for, develop, mine (by open pit, strip, underground, solution mining or any other method, including, but without limitation any method hereafter developed), extract, mill, store, process, remove and market from the ***Subject Property*** all ***LGM Products***;

ii) the right to place thereon, construct, use and remove such structures, facilities, equipment, roadways, haulageways and such other improvements as **LGM** may deem necessary, useful or convenient in conducting its operations when or where in **LGM's** sole judgment it is reasonably useful or necessary to do so; and

iii) the right to use and consume, for stockpiles, waste dumps, rock or ore in connection with exploration, evaluation and development, so much of the ***Subject Property*** as may be reasonably necessary, useful or convenient for the full enjoyment of the rights herein granted.

b) **Gyorvary** hereby further grants to **LGM** the exclusive right to use structures, facilities, equipment, non-public roadways, haulageways and all other appurtenances installed on the ***Subject Property*** by **LGM** for the additional purposes of exploring for, developing, mining, producing, removing, treating or transporting ***LGM Products*** from adjoining or nearby property including, without limitation, property

located outside the ***Area of Interest*** owned or controlled by **LGM** or **Gyorvary,** and the right to mine and remove ***LGM Products*** from the ***Subject Property*** through or by means of shafts, openings or by pits that may be made in or upon adjoining or nearby property.

c) After ***LGM Products*** have been sampled and weighed or measured by volumetric survey, truck factors or any other industry-wide standard manner as will permit the computations of royalty to be made hereunder, **LGM** may mix the same with ores, LGMs, materials or products from lands other than the ***Subject Property***.

d) **LGM's** operations hereunder, together with its operations on such adjoining or nearby properties may be conducted as a single mining operation, to the same extent as if the ***Subject Property*** and all such other properties constituted a single tract of land.

e) **Gyorvary** further grants to **LGM** the right, at any time during the ***Term*** of this ***Agreement***, to stockpile ***LGM Products*** on the ***Subject Property***. The stockpiling of ***LGM Products*** on the ***Subject Property*** shall not be deemed a removal or shipment thereof requiring payment of royalty thereon. **LGM** shall have the right to stockpile ***LGM Products*** off the ***Subject Property***; provided, however, that upon termination of this ***Agreement*** **LGM** shall, at its option do one of the following:

i) Return such stockpiled ***LGM Products*** to the ***Subject Property***,

ii) Pay **Gyorvary** the royalty due on such stockpiled ***LGM Products*** pursuant to Section 7 of this ***Agreement***; or

iii) Convey to **Gyorvary** title to such stockpiled ***LGM Products*** and the lands on which they are stockpiled sufficient to permit **Gyorvary** to leave such stockpiled ***LGM Products*** thereon thereafter.

LGM shall have no right to stockpile ***LGM Products*** off the ***Subject Property*** except as provided in this Section.

f) Waste, overburden, surface stripping, and tailings derived from the ***Subject Property*** may be deposited on or off the ***Subject Property*** by **LGM**. If such waste, overburden, surface stripping, or tailings are deposited off the ***Subject Property*** they shall be so deposited only under conditions that shall give rise to no liability to **Gyorvary**.

g) Subject to approval by the State of Wyoming, **LGM** shall have the right, but not the obligation, to sell such waste, overburden, surface stripping, or tailings derived from the ***Subject Property***. If such waste, overburden, surface stripping, or tailings are sold by **LGM**, **LGM** shall pay **Gyorvary** a royalty pursuant to Section 7 of this ***Agreement***.

7. **Royalty.** Notwithstanding anything else contained herein, **LGM** shall pay to **Gyorvary** a royalty equal to three percent (3%) of the ***Net Smelter Returns*** derived by **LGM** from operations conducted on the ***Subject Property***, without regard to whether the ***Option to Purchase*** has been exercised.

a) "***Net Smelter Returns***" shall mean the ***Fair Market Value*** of ***LGM Products***, less, but only to the extent actually incurred or paid by **LGM**, the following (and only the following), without duplication:

i) Custom smelting costs, treatment, charges and penalties including penalties for impurities and charges or deductions for refining, selling, and transportation from smelter to refinery and from refinery to market; provided, however, in the case of leaching operations, all processing and recovery costs incurred beyond the point at which the metal being treated is in solution shall be considered as treatment charges (it being agreed and understood, however, that such processing and recovery costs shall not include the cost of mining, crushing, dump preparation, distribution of leach solutions or other mining and preparation costs up to the point at which the metal goes into solution);

ii) Costs of transporting mineral product from the concentrator to a smelter or other place of treatment; and

iii) Production taxes, sales taxes, and severance taxes.

iv) "***Fair Market Value***" of ***LGM Products*** shall be determined on a unit basis as follows:

a) Refined gold bullion shall be valued on the basis of the average of the daily London Bullion Brokers Second Gold Fixing for the five (5) business days prior to the deposit of the bullion into **Gyorvary's** account at the refiner's place of business;

b) Refined silver bullion shall be valued on the basis of the average of the daily Handy-Harmon Noon Silver Quotation for the five (5) business days prior to the deposit of the bullion into **Gyorvary's** account at the refiner's place of business;

c) ***Base Metals*** shall be valued on the basis of the agreed, recognized published index value for the particular metal, such as "Metals Week." In the absence of such agreed index value, the ***Fair Market Value*** shall be the proceeds actually received by **LGM** during the calendar quarter from the sale of such refined or processed metals.

v) "***Base Metals***" shall mean copper, lead, tin, zinc, and all other valuable, non-precious metals.

vi) "***LGM Products***" shall mean all locatable LGM substances (whether metallic or non-metallic) occurring naturally on the ***Subject Property***.

vii) "***Fair Market Value***" of ***Other Products*** shall be determined on the basis of the amount actually received by **LGM** in an arm's length transaction; or, if not sold in an arm's length transaction, the amount that would have been received if sold in an arm's length transaction.

viii) "***Other Materials***" means all geothermal resources, sands, gravel, shot rock, aggregate, rock, building stone, limestone, peat, coal, lignite, oil gas, other

liquid or gaseous hydrocarbons, and all other substances occurring and producible naturally only as gases, liquids, or fluids from wells derived from the ***Subject Property***.

b) **LGM** shall cause to be disbursed to **Gyorvary**, all royalties due from the disposition of ***LGM Products*** produced from the ***Subject Property*** during the preceding quarter, not later than thirty (30) days following the end of each calendar quarter during the ***Term*** of this ***Agreement***.

i) With regard to ***LGM Products*** or ***Other Materials*** shipped to a smelter in an arm's length transaction, **LGM** shall direct the smelter to disburse directly to **Gyorvary** the amount due.

ii) All disbursals provided for in this Section shall be accompanied by a report detailing how any royalty has been calculated.

iii) **Gyorvary** shall have the right to challenge any such disbursal for a period of six months after receipt of the associated report; thereafter, if the disbursal is not challenged, it shall be deemed final for all purposes.

iv) **Gyorvary** at any time may demand an audit of the books and records of **LGM** relevant to the calculation of such royalty, which audit shall be at **Gyorvary's** sole expense unless the audit determines the amount paid **Gyorvary** was more than ten percent (10%) less than the amount due under this ***Agreement***, in which case, the audit shall be at **LGM's** sole expense.

8. **Additional Consideration.** As additional consideration for this ***Agreement***, **LGM** shall, within thirty (30) days of the execution of this ***Agreement***, issue to **Gyorvary** (or his designee) 500,000 warrants of the shares of common stock of Mineral Mountain Mining & Milling Company at a price of .10 per share in value.

9. **Purchase Price Payments to Gyorvary.** The ***Purchase Price*** for the ***Subject Property*** is One Million Dollars ($1,000,000.00).

a) In order to maintain its ***Option to Purchase,*** **LGM** hereby agrees to make six (6) annual payments of Ten Thousand Dollars ($10,000.00) starting the second year of this ***Lease***. There shall be no payment owed for the first year of the ***Option to Purchase***. The six annual payments to **Gyorvary,** all of which amounts shall be credited to the ***Purchase Price,*** shall be made pursuant to the following schedule:

i) Ten Thousand Dollars ($10,000.00) on or before the first anniversary of the ***Effective Date*** of this ***Agreement***; and

ii) An additional Ten Thousand Dollars ($10,000.00) on or before the second anniversary of the ***Effective Date*** of this ***Agreement***; and

iii) An additional Ten Thousand Dollars ($10,000.00) on or before the third anniversary of the ***Effective Date*** of this ***Agreement***; and

iv) An additional Ten Thousand Dollars ($10,000.00) on or before the fourth anniversary of the ***Effective Date*** of this ***Agreement***; and

v) An additional Ten Thousand Dollars ($10,000.00) on or before the fifth anniversary of the ***Effective Date*** of this ***Agreement***; and

vi) An additional Ten Thousand Dollars ($10,000.00) on or before the sixth anniversary of the ***Effective Date*** of this ***Agreement*** for as long as this ***Agreement*** is in effect.

If the ***Lease*** continues thereafter, the annual ***Option to Purchase*** payments would continue as well. The failure of **LGM** to timely tender the sums provided for in this section, without grace, shall terminate this ***Option to Purchase***.

b) As additional consideration for this ***Agreement***, the Parties agree that **Gyorvary** retains ownership rights to existing mine dumps, tailings, placer resources, and exposed ore and gob fill from surface down to 100 feet in depth with respect to all ***Claims***.

10. **Rental Payments.** In order to maintain its ***Lease***, **LGM** hereby agrees to pay **Gyorvary** the following rental payments, which amounts shall not be credited to the ***Purchase Price***:

i) Ten Thousand Dollars ($10,000.00) upon execution of this ***Agreement***; and

ii) An additional Twenty Thousand Dollars ($20,000.00) on or before the six month anniversary of the ***Effective Date*** of this ***Agreement***; and

iii) An additional Thirty Thousand Dollars ($30,000.00) on or before the first anniversary of the ***Effective Date*** of this ***Agreement***; and

iv) An additional Thirty Thousand Dollars ($30,000.00) on or before the second anniversary of the ***Effective Date*** of this ***Agreement***; and

v) An additional Thirty Thousand Dollars ($30,000.00) on or before the third anniversary of the ***Effective Date*** of this ***Agreement***; and

vi) An additional Thirty Thousand Dollars ($30,000.00) on or before the fourth anniversary of the ***Effective Date*** of this ***Agreement***; and

vii) An additional Thirty Thousand Dollars ($30,000.00) on or before the fifth anniversary of the ***Effective Date*** of this ***Agreement***; and

viii) An additional Thirty Thousand Dollars ($30,000.00) on or before the sixth anniversary of the ***Effective Date*** of this ***Agreement*** for as long as this ***Agreement*** is in effect.

The failure of **LGM** to timely tender the sums provided for in this section, without grace, shall terminate this ***Lease***.

11. **Conveyance of Title.** At any time prior to the seventh anniversary of the ***Effective Date*** of this ***Agreement***, **LGM** shall have the option to tender to **Gyorvary** the ***Purchase Price*** and upon receipt thereof **Gyorvary** shall convey a 100% interest in the ***Claims*** and all of their right, title and interest in any additional property that is part of the ***Subject Property*** to **LGM.**

The option provided for herein shall terminate on the seventh anniversary of the ***Effective Date.***

12. **Option to Terminate**

a) **LGM** may elect at any time to terminate this ***Agreement*** and its performance hereunder by conveying all right, title, and interest it may have in the ***Subject Property*** to **Gyorvary**.

i) The document by which **LGM** conveys its interests in the ***Subject Property*** to **Gyorvary** shall provide for title, free and clear of any liens or other encumbrances created or arising as a result of **LGM's** possession and ownership of an interest in the ***Subject Property***.

ii) Except for those obligations which by their terms survive this ***Agreement*** and those obligations the due date or incurrence of which precede the actual date the deed is received by **Gyorvary**, upon conveyance of **LGM's** interest in the ***Subject Property*** to **Gyorvary** pursuant to this Section, **LGM's** obligations under this ***Agreement*** shall terminate.

b) Upon conveyance of all of **LGM's** interest in the ***Subject Property*** to **Gyorvary** pursuant to this Section, **LGM** shall have the right, at its own risk and expense, to remove from the ***Subject Property*** or notify **Gyorvary** of its intent to abandon, at any time within one year, all fixtures, personal property and improvements which **LGM** has erected or placed thereon; provided however, that to the extent that such personal property may include valuable ***Ores*** or ***LGM Products*** they shall not be removed until the royalties thereon provided for in this ***Agreement*** have been paid; and provided further, that any such fixtures, personal property (including waste products) and improvements abandoned or not removed following the first anniversary of the said reconveyance may, at **Gyorvary's** discretion, be retained by **Gyorvary** as its own property or, if reasonable to do so, be promptly removed by **Gyorvary** at **LGM's** expense; and provided further, that following said reconveyance or other permanent termination of operations by **LGM**, permanent structures including infrastructure may, at **Gyorvary's** discretion, be retained by **Gyorvary** as its own property.

c) **LGM**, at its own risk and expense, may post watchmen on the ***Subject Property*** during such one year period; provided, however, that nothing contained in this ***Agreement*** shall be construed to prevent **Gyorvary** from assuming immediate possession and control of the ***Subject Property*** for the purpose of conducting exploration and development activities thereon or conveying the ***Subject Property*** to third parties so that they may conduct such activities. **LGM** shall make such reasonable accommodations with **Gyorvary** concerning the location and relocation of personal property left on the ***Subject Property***, but not abandoned by **LGM**, so as not to interfere with the use of the ***Subject Property*** by **Gyorvary** as set forth in this Section; provided however, that if **LGM** fails or refuses to relocate any such items within a reasonable time after notice to do so has been received by **LGM,** such personal property may be relocated by **Gyorvary** at **LGM's** expense.

d) Upon conveyance of **LGM's** interest in the ***Subject Property*** to **Gyorvary** as herein provided, all permanent structures on the ***Subject Property*** used or constructed, and

abandoned or not removed by **LGM,** will be left in a neat, clean, and safe condition and will become the sole property of **Gyorvary**.

e) Prior to such conveyance, **LGM** will close all openings and shafts that it has constructed or used during the ***Term*** of this ***Agreement*** and fence off the same unless otherwise agreed in writing between the Parties. Failure of **LGM** to fulfill this obligation by the date of conveyance shall constitute authorization for **Gyorvary** to do so at **LGM's** expense.

f) **Gyorvary** acknowledges that on the date of termination of the ***Agreement***, the physical condition of the ***Subject Property*** may be different than its physical condition on the ***Effective Date*** as a consequence the activities contemplated by this ***Agreement***.

g) **LGM** shall have no liability whatsoever to **Gyorvary** arising out of the doctrine of waste or any like doctrine attributed to acts or omissions of **LGM** occurring during the period in which **LGM** occupies the ***Subject Property***, except to the extent that any of **LGM's** activities adversely affect the royalties provided for herein.

h) Following conveyance of the ***Subject Property*** to **Gyorvary**, **LGM** shall promptly deliver to **Gyorvary** a copy of all engineering, analytical, geologic and factual data obtained from the ***Subject Property*** including assay results, drill hole logs and drill hole location maps which **LGM** has obtained or prepared on the ***Subject Property*** and which has not previously been delivered to **Gyorvary**. **LGM** makes no representation or warranty as to the accuracy or utility of such data and shall have no liability of any kind for any use of or reliance thereon by **Gyorvary**.

i) **LGM** agrees that it will not acquire, directly or indirectly, any interest within the ***Area of Interest*** at any time within three years after the termination of this ***Agreement***, except with the express written consent of **Gyorvary.**

13. **Arbitration.** Except as otherwise provided in this ***Agreement***, any dispute arising out of this ***Agreement***, not resolved by the Parties within sixty (60) days from the date on which either Party notifies the other of such dispute, may be decided finally by arbitration before three arbitrators in Lander, Wyoming under the Commercial Arbitration Rules of the American Arbitration Association then in effect.

a) Such notice shall appoint a qualified arbitrator.

b) Within ten (10) days of the receipt of such notice, the other Party shall appoint a qualified arbitrator and the two arbitrators so named shall, within ten (10) days of the appointment of the second, appoint the third.

c) If the responding Party fails to appoint a qualified arbitrator within the specified period, the matter shall be deemed resolved against that Party.

d) If the two arbitrators so appointed cannot agree upon the third qualified arbitrator within the specified period, either Party may apply to have the third arbitrator designated by the Association.

e) Each arbitrator shall be an individual qualified by training or experience in the subject matter under dispute.

f) No discovery shall be available.

g) Each Party shall bear its own costs in the arbitration.

h) Each Party shall bear the costs of the arbitrator appointed by such Party and the costs of the third arbitrator shall be borne equally by each of the Parties.

i) The arbitrators shall enter their award within forty-five (45) days following the appointment of the third arbitrator.

j) The award shall be binding on each of the Parties and may be enforced in any court having jurisdiction over the person or property of any Party against which enforcement of the award is sought.

14. **Default.**

a) In the event of a material default by **LGM** under the provisions of this ***Agreement***, **Gyorvary** shall have the right at any time to give written notice of the default to **LGM**.

i) **LGM** shall have thirty (30) days after the date such notice is received within which to cure the alleged default, or if due to the nature of the alleged default, completion of the cure within thirty (30) days is not reasonable, to commence and diligently pursue appropriate curative actions, or to contest the claim by submitting it to arbitration;

ii) If **LGM** fails to contest or cure the alleged default or commence and diligently pursue curative action within thirty (30) days after receipt of such notice, **Gyorvary** may elect to terminate this ***Agreement***, in which case **LGM** shall promptly convey all of its right, title and interest in the ***Subject Property*** to **Gyorvary**;

iii) If **LGM** contests the alleged default and is found by the arbitration panel to be in default, it shall cure the default or commence and diligently pursue curative action within thirty (30) days after the decision is rendered; or

iv) If **LGM** fails to complete curative action or commence and diligently pursue curative action within the said thirty (30) days, **Gyorvary** may terminate this ***Agreement***, in which case **LGM** shall promptly convey all of its right, title and interest in the ***Subject Property*** to **Gyorvary**.

b) Notwithstanding the foregoing, if the alleged default relates to **LGM's** failure i) to pay money when due, or ii) to maintain the ***Subject Property*** in good standing, the only question which shall be laid before the arbitrators shall be how much money, if any, is due to **Gyorvary.** If the arbitrators find that **LGM** is in default, **LGM** shall make the appropriate disbursal within twenty (20) business days after the decision.

c) Recovery of title pursuant to this Section, due to **LGM's** material default and failure to cure such default, may be in lieu of any other remedies that might otherwise be available to **Gyorvary**.

15. **Operations.**

a) During the ***Term*** of this ***Agreement***, **LGM** will perform all acts and do all things consistent with the ***Purpose*** of this ***Agreement*** including:

i) Conducting all of its operations on the ***Subject Property*** in a sound and miner-like manner.

ii) Maintaining adequate Workers' Compensation Insurance where required by law;

iii) When development work is commenced on the property, such as mapping, drilling and sampling, carrying general liability insurance in an amount not less than one million dollars ($1,000,000.00), and when production commences, carrying an additional three million dollars ($3,000,000) of general liability insurance as an umbrella;

iv) Naming **Gyorvary** as an additional insured on such liability policies and providing **Gyorvary** with proof of such insurance upon request;

v) Obtaining all licenses, permits and bonds required by law for the use of or operations on the ***Subject Property***; and

vi) Reclaiming the ***Subject Property*** from the effects of **LGM's** activities to the extent required by applicable law.

b) **Gyorvary** and its authorized agents shall, at **Gyorvary's** sole risk and expense, have the right to inspect the ***Subject Property*** and such books and records relating to operations being conducted on the ***Subject Property*** wherever they may be found, for the purpose of confirming that **LGM** is complying with its obligations under this ***Agreement***. All such inspections shall be i) made upon reasonable prior notice to **LGM,** ii) conducted in a reasonable manner, conforming to such of **LGM's** rules and regulations as are generally applicable to **LGM's** employees, and iii) carried out in such a manner as not to interfere with **LGM's** operations.

16. **Maintenance; Modification of Form of *Claims.***

a) **LGM** shall pay such fees and perform such acts and obligations and make such filings as may be required to maintain the ***Subject Property*** in good standing in compliance with all applicable laws and regulations of the State of Wyoming and, upon the request of **Gyorvary**, shall provide to **Gyorvary** evidence of such payment and such acts, obligations and filings not later than each July 1 following the ***Effective Date***.

b) If **LGM** fails to pay any money when due to the State of Wyoming or to perform any required annual labor or file any required documents and, upon request, provide **Gyorvary** with evidence thereof by each July 1 after the ***Effective Date***, **Gyorvary**

shall have the right i) to give **LGM** written notice of the alleged failure and, thereafter, and ii) to enter on the ***Subject Property*** and make the required payments, perform the required annual labor, or file the required documents at **LGM's** expense.

c) **LGM** may amend or relocate the ***Claims*** that form part of the ***Subject Property*** or leases thereon as well as such prospecting sites or mining claims which it hereafter locates within the ***Area of Interest*** and locate any fractions resulting from such amendments or relocations in **LGM's** name. All rights so acquired by **LGM** shall be part of the ***Subject Property*** for all purposes of this ***Agreement***. In the event of the termination of this ***Agreement***, **LGM** shall convey all of its right, title and interest so obtained to **Gyorvary**.

d) **Gyorvary** agrees to cooperate with **LGM** and to take such reasonable actions, execute and deliver such reasonable documents, and otherwise provide such reasonable assistance as may be useful or necessary to permit **LGM** to comply with the provisions of this Section.

17. **Operations Reports.**

a) **LGM** shall from time-to-time, but not less frequently than annually, give **Gyorvary** a written report of its operations under this ***Agreement*** including copies of all geologic data, including interpretations thereof, not previously provided to **Gyorvary**.

b) **Gyorvary** agrees to treat all such reports and data as confidential trade secrets.

18. **Force Majeure; Delay.**

a) If **LGM** shall be prevented by *Force Majeure* from timely performance of any obligations, other than the obligation to pay money and the obligation to keep the ***Subject Property*** in good standing, arising under this ***Agreement***, the failure shall be excused and the period for performance shall be extended for a period equal to the duration of the condition constituting *Force Majeure*. **LGM** shall promptly give **Gyorvary** notice of commencement and termination of *Force Majeure*. **LGM** shall use reasonable diligence to remove *Force Majeure* but shall not be required to institute legal proceedings, settle any labor dispute or challenge the validity of any law, regulation, action or inaction of government.

b) "*Force Majeure*" means any cause beyond **LGM's** reasonable control, whether or not foreseeable, including law, regulation, action or inaction of government; inability to obtain in a timely manner and on terms reasonably acceptable to **LGM** any public or private license, permit or authorization which may be required for compliance with this ***Agreement*** or operations in connection with the ***Subject Property***, including removal and disposal of waters, wastes and tailings and reclamation; fire; explosion; inclement weather (by which is meant unusual weather conditions for the area); earthquake; flood; civil commotion; labor dispute; inability to obtain workmen or material; delay in transportation; and acts of God.

19. **Notices.** All payments, notices and other communications to either Party shall be in writing and delivered personally, sent by certified mail return receipt requested, sent by fax, sent by email, sent by courier or sent by any other means providing for receipt of the communication

in written form. Notices delivered personally, sent by certified mail, or sent by courier shall be effective on the next business day after the date of actual delivery. Notices sent by fax or email shall be effective on the next business day after the day of transmission; provided that the sending Party has received electronic confirmation of successful transmission. Until a change of address is given in accordance with the provisions of this Section, notices shall be addressed to **LGM** and **Gyorvary**, respectively:

If to **LGM:**

Lander Gold Mines, Inc.
21 Wexford Circle
Hilton Head, S.C. 29928
Attn: Sheldon Karasik

Phone No.: (917) 587-8153
Email: sgklawfirm@gmail.com

If to **Gyorvary**:

STEPHEN GYORVARY
400 South 1st St., #29
Lander, Wyoming 82520
Attn: Steve Gyorvary

Phone No:	(307) 335-5358
Cell No.	(314) 827-7713
Email:	sgyor@onewest.net

20. **Assignment.** Either Party may assign its interest in this ***Agreement***

a) To an ***Affiliate***, in which case the assigning Party shall remain a guarantor of the ***Affiliate***'s performance under this ***Agreement***; or

b) To a person or entity that is not an ***Affiliate***, after obtaining the prior written consent of the non-assigning Party, which consent shall not be unreasonably withheld.

21. **Miscellaneous**

a) The Parties shall execute a memorandum of this ***Agreement*** in order to provide notice of it to third parties, which memorandum **LGM** may record.

b) This ***Agreement*** shall be governed by the laws of the State of Wyoming. **Gyorvary** and **LGM** each hereby submit to the exclusive jurisdiction of the federal and state courts in that State.

c) All references to money refer to U. S. Dollars.

d) This ***Agreement*** contains the entire understanding between the Parties relating to its subject matter and supersedes any prior agreements, commitments, representations, writings and discussions relating thereto, whether oral or written, express or implied.

e) This ***Agreement*** shall not be construed to contain any implied consideration, warranties, representations, or covenants, including any implied obligation of **LGM** to explore, mine or otherwise work the ***Subject Property***, beyond the specific undertakings set forth herein.

f) This ***Agreement*** is not intended to create a partnership or joint venture between the Parties.

g) The Parties agree that they will execute such further agreements, conveyances and assurances as the Parties may deem necessary to carry out the ***Purpose*** of this ***Agreement***.

h) This ***Agreement*** shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns.

i) Time is of the essence in this ***Agreement***.

j) The headings and subheadings set forth in this ***Agreement*** are for ease of reference only and are not intended to be used in construing the meaning of the provisions hereof.

k) This ***Agreement*** may be signed in counter-parts and shall be effective on the latter date signed.

In witness whereof, the Parties have executed this ***Agreement.***

STEPHEN GYORVARY,

individually, as President of Gyorvary Mining Company, Inc. and as authorized agent for Daniel Gyorvary

By: ______________________________
Stephen Gyorvary

LANDER GOLD MINES, INC.

By: ______________________________
Sheldon Karasik
Title: President

In witness whereof, the Parties have executed this ***Agreement.***

STEPHEN GYORVARY,

individually, as President of Gyorvary Mining Company, Inc. and as authorized agent for Daniel Gyorvary

By: ______________________ 12/14/17
Stephen Gyorvary

LANDER GOLD MINES, INC.

By: ______________________
Sheldon Karasik
Title: President

LEASE AGREEMENT WITH OPTION TO PURCHASE
GYORVARY/LGM

STATE OF WYOMING)

: SS.

FREMONT COUNTY)

THIS IS TO CERTIFY that on this 14 day of Dec. 2017, at Lander, Wyoming, before me personally appeared Stephen Gyorvary, whom I know or who established his identity by satisfactory evidence; and who acknowledged to me that he executed the foregoing instrument and is authorized to so execute; that he knew the contents thereof; and that the same was the free and voluntary act of said corporation, by him performed.

WITNESS my hand and official seal the day, month, and year in this certificate first above written.

Lisa J. McOmie - Notary Public
County of Fremont
State of Wyoming
My Commission Expires 08/18/2019

[signature]
Notary Public for the State of Wyoming
My commission expires: 8/18/19

STATE OF SOUTH CAROLINA)
)
COUNTY OF BEAUFORT)

BOUPHA FOGGO
Notary Public, State of South Carolina
My Commission Expires 6/8/2027

THIS IS TO CERTIFY that on this 18 day of Dec 2017, at 9:57 AM, __________, before me personally appeared Sheldon Karasik, whom I know or who established his identity by satisfactory evidence; and he acknowledged to me that he executed the foregoing instrument for and on behalf of Lander Gold Mines, Inc. and is authorized to so execute; that he knew the contents thereof; and that the same was the free and voluntary act of said corporation, by him performed.

WITNESS my hand and official seal the day, month, and year in this certificate first above written.

Boupha Foggo
Notary Public for the State of South Carolina
My commission expires: 6/8/2027

**LEASE AGREEMENT WITH OPTION TO PURCHASE
GYORVARY/LGM**

EXHIBIT A

Lewiston Claims

These federal mining claims and patents are located within Fremont County, Wyoming.

Unpatented Claims						
Claim Name	BLM SN	Claimant	Record Data	S	T	R
Good Hope	WMC253659	Gyorvary Mining Co., Inc.	Bk 793 Pg 192	34	29N	98W
Good Foot	WMC260272	Daniel Gyorvary	Bk 2004 Pg 1252511	34	29N	98W
Miracle	WMC260273	Daniel Gyorvary	Bk 2004 Pg 1252509	5	28N	98W
Veta Grande	WMC260275	Daniel Gyorvarv	Bk 2004 Pg 1252508	5	28N	98W
Jerry Dain	WMC253767	Daniel Gyorvary	Bk 793 Pg 195	8	28N	98W
Jerry Dain #2	WMC253768	Daniel Gyorvary	Bk 793 Pg 196	8	28N	98W
Jerry Dain #3	WMC253769	Daniel Gyorvary	Bk 793 Pg 193	8	28N	98W
Amanda	WMC253771	Daniel Gyorvary	Bk 793 Pg 197	8	28N	98W
JDW	WMC260274	Daniel Gyorvarv	Bk 2004 Pg 1252510	8	28N	98W
Hidden Hand Fract.	WMC253770	Daniel Gyorvary	Bk 793 Pg 194	8	28N	98W
Good Hole	TBA	Eric Eiserman*	Bk 2017 Pg 1399582	34	29N	98W
Magyar Aranyaso	TBA	Eric Eiserman*	Bk 2017 Pg 1399583	34	29N	98W
Mighty Nemo	TBA	Eric Eiserman*	Bk 2017 Pg 1399584	34	29N	98W
Atkins	TBA	Eric Eiserman*	Bk 2017 Pg 1399585	34	29N	98W
Boylan	TBA	Eric Eiserman*	Bk 2017 Pg 1399586	34	29N	98W
McKay	TBA	Eric Eiserman*	Bk 2017 Pg 1399587	34	29N	98W

* Stephen Gyorvary controls the Eric Eiserman claims through a POA from Eric Eiserman to Stephen Gyorvary.

Patented Mining Claims located in Fremont County, Wyoming - Mineral Survey #339 consisting of the Hidden Hand, Morris and Casselton claims located in parts of Sections 5 and 8, T28N, R98W, 6th P.M. in Fremont County, Wyoming.